Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2Q 2007	2Q 2006	YTD 2007	YTD 2006
Income from continuing operations	7,321	7,343	17,444	17,483
Additions:
Fixed charges
Interest expense	15,298	11,604	29,674	21,926
Capitalized interest	1,643	769	2,903	1,470

	16,941	12,373	32,577	23,396
Deductions:
Capitalized interest	(1,643)	(769)	(2,903)	(1,470)

Adjusted earnings	22,619	18,947	47,118	39,409

Fixed Charges (from above)	16,941	12,373	32,577	23,396
Ratio of Earnings to Fixed Charges	1.34	1.53	1.45	1.68